SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 27 April, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Result of AGM dated 27 April 2023

Exhibit 1.1

BP p.l.c.

AGM 2023 poll results

BP p.l.c. held its Annual General Meeting on 27 April 2023 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Report and accounts	11,239,221,220	98.68	150,482,705	1.32	11,389,703,925	64.49	20,897,233
Resolution 2: Directors' remuneration report	9,204,026,200	81.95	2,027,430,700	18.05	11,231,456,900	63.60	179,106,094
Resolution 3: Directors' remuneration policy	10,717,580,640	94.23	656,153,486	5.77	11,373,734,126	64.40	36,921,641
Resolution 4: To re-elect Mr H Lund as a director	10,293,664,927	90.43	1,089,521,151	9.57	11,383,186,078	64.46	27,415,098
Resolution 5: To re-elect Mr B Looney as a director	11,244,946,499	98.72	145,749,980	1.28	11,390,696,479	64.50	19,843,849
Resolution 6: To re-elect Mr M Auchincloss as a director	11,275,893,510	99.03	110,819,491	0.97	11,386,713,001	64.48	23,818,423
Resolution 7: To re-elect Mrs P R Reynolds as a director	11,105,982,905	97.55	278,415,245	2.45	11,384,398,150	64.46	26,121,758
Resolution 8: To re-elect Mrs M B Meyer as a director	10,767,128,139	94.58	617,287,643	5.42	11,384,415,782	64.46	26,115,709
Resolution 9: To re-elect Mr T Morzaria as a director	11,224,394,517	98.59	160,102,924	1.41	11,384,497,441	64.46	26,033,983
Resolution 10: To re-elect Sir J Sawers as a director	11,123,268,474	97.70	261,888,933	2.30	11,385,157,407	64.47	25,379,854
Resolution 11: To re-elect Miss P Daley as a director	11,225,330,523	98.59	160,081,787	1.41	11,385,412,310	64.47	25,117,543
Resolution 12: To re-elect Mrs K Richardson as a director	11,248,243,198	99.03	110,167,218	0.97	11,358,410,416	64.32	52,119,437
Resolution 13: To re-elect Dr J Teyssen as a director	11,123,297,264	97.70	261,839,662	2.30	11,385,136,926	64.47	25,392,927
Resolution 14: To elect Ms A Blanc as a director	11,313,828,169	99.37	71,164,667	0.63	11,384,992,836	64.47	25,537,017
Resolution 15: To elect Mr S Pai as a director	11,276,191,879	99.06	107,340,811	0.94	11,383,532,690	64.46	26,995,261
Resolution 16: To elect Ms H Nagarajan as a director	11,310,453,111	99.35	73,547,909	0.65	11,384,001,020	64.46	26,522,104
Resolution 17: Reappointment of auditor	11,372,061,279	99.80	22,495,935	0.20	11,394,557,214	64.52	15,966,828
Resolution 18: Remuneration of auditor	11,352,876,511	99.69	34,917,154	0.31	11,387,793,665	64.48	22,732,357
Resolution 19: Political donations and political expenditure	11,078,379,851	97.86	242,124,329	2.14	11,320,504,180	64.10	90,029,854
Resolution 20: Limited authority to allot shares up to a specified amount	10,914,565,484	95.90	466,944,620	4.10	11,381,510,104	64.45	29,020,903
Resolution 21: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	11,213,993,990	98.72	145,471,998	1.28	11,359,465,988	64.32	51,026,243
Resolution 22: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	11,105,403,444	97.76	254,959,278	2.24	11,360,362,722	64.33	50,167,198
Resolution 23: Special resolution: Share buyback	11,225,853,898	98.57	162,940,694	1.43	11,388,794,592	64.49	21,798,249
Resolution 24: Special resolution: Notice of general meetings	10,657,300,496	93.54	735,533,641	6.46	11,392,834,137	64.51	17,733,913
Resolution 25: Special resolution: Follow This shareholder resolution on climate change targets	1,864,091,408	16.75	9,266,500,568	83.25	11,130,591,976	63.03	279,995,891

* Total voting rights of the shares in issue excluding Treasury shares: 17,660,191,510. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 April 2023
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary